EXHIBIT 99.3

1 May 11, 2026 First Quarter 2026 Earnings Presentation

2 Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincicompass . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation .

3 0.17 Quarterly Dividend US$ 52 bn Capital Formation & Appreciation 1Q’26 LTM R$ First Quarter 2026 Highlights R$52 billion of capital formation and appreciation in the 1Q’26 LTM and R$7 billion in the 1Q’26 , with highlights to Global IP&S, Credit and Real Assets segments Approximately R$100 million in net indemnification proceeds expected to be received in 2026 , following the outcome of the Galeão airport concession auction Vinci Compass announced the strategic combination with BACS Asset Management, building a scaled a sset m anagement platform with US$1.6 billion in combined AuM in Argentina See notes and definitions at end of document 96 mm FRE 1Q’26 + 47 % YoY R$ + 42 % YoY 35.4 % FRE Margin 1Q’26 FRE per share² 1Q’26 R$ 1.47

4 Financial Highlights

First Quarter 2026 Segment Earnings

(R$ thousands, unless mentioned)	1Q'25	4Q'25	1Q'26	Δ YoY(%)	1Q'25 LTM	1Q'26 LTM	Δ YoY(%)
Net revenue from management fees	195,529	219,730	244,858	25%	586,606	861,696	47%
Net revenue from advisory fees	24,853	15,444	16,067	(35)%	82,628	83,115	1%
Other revenues	11,262	11,819	11,040	(2)%	19,187	45,207	136%
Total Fee Related Revenues	**231,644**	**246,993**	**271,965**	**17%**	**688,421**	**990,018**	**44%**
Segment personnel expenses	(20,125)	(21,981)	(24,731)	23%	(50,815)	(85,529)	68%
Other G&A expenses	(15,431)	(16,200)	(19,298)	25%	(42,804)	(67,106)	57%
Placement Fee Amortization and Rebates	(21,015)	(20,527)	(20,823)	(1)%	(36,401)	(78,603)	116%
Corporate center expenses	(77,652)	(75,796)	(70,234)	(10)%	(192,225)	(297,597)	55%
Bonus compensation related to management and advisory	(31,744)	(32,064)	(40,572)	28%	(105,749)	(142,170)	34%
Total Fee Related Expenses	**(165,967)**	**(166,569)**	**(175,657)**	**6%**	**(427,993)**	**(671,006)**	**57%**
FEE RELATED EARNINGS (FRE)	**65,677**	**80,424**	**96,308**	**47%**	**260,428**	**319,012**	**22%**
FRE Margin (%)	*28.4%*	*32.6%*	*35.4%*		*37.8%*	*32.2%*	
FRE per share[1] (R$/share)	*1.04*	*1.23*	*1.47*	*42%*	*4.45*	*4.95*	*11%*
Net revenue from performance fees	3,077	13,301	2,890	(6)%	37,992	27,519	(28)%
Performance based compensation	(1,350)	(8,409)	(1,271)	(6)%	(15,690)	(14,645)	(7)%
PERFORMANCE RELATED EARNINGS (PRE)	**1,727**	**4,892**	**1,619**	**(6)%**	**22,303**	**12,875**	**(42)%**
PRE Margin (%)	*56.1%*	*36.8%*	*56.0%*		*58.7%*	*46.8%*	
(+) Realized GP investment income	4,285	6,082	6,093	42%	25,314	30,113	19%
(+) Unrealized GP investment income	(279)	39,042	(2,595)	830%	(19,764)	34,621	N/A
INVESTMENT RELATED EARNINGS (IRE)	**4,006**	**45,124**	**3,498**	**(13)%**	**5,550**	**64,734**	**1,066%**
(-) Unrealized performance fees	–	–	–	N/A	12,937	8,711	(33)%
(+) Unrealized performance compensation	–	–	–	N/A	(1,159)	(3,083)	166%
(-) Unrealized GP investment income	279	(39,042)	2,595	830%	19,764	(34,621)	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**71,689**	**91,398**	**104,020**	**45%**	**319,824**	**367,628**	**15%**
Segment DE Margin (%)	*30.0%*	*34.3%*	*37.0%*		*41.8%*	*34.8%*	
(+) Depreciation and amortization	3,361	2,616	2,765	(18)%	10,142	11,921	18%
(+) Realized financial income	14,423	12,024	9,390	(35)%	51,330	58,096	13%
(-) Leasing expenses	(3,758)	(4,516)	(3,891)	4%	(9,837)	(15,502)	58%
(-) Other items[2]	(14,004)	(2,196)	(21,034)	50%	(68,577)	(53,972)	(21)%
(-) Non-operational expenses[3]	(255)	(4,877)	(314)	23%	(55,484)	(5,942)	(89)%
(-) Income taxes (excluding related to unrealized fees and income)	(9,378)	(14,894)	(21,693)	131%	(49,759)	(65,135)	31%
(-) Minority Interest[4]	–	(2,720)	(7,298)	N/A	–	(10,018)	N/A
DISTRIBUTABLE EARNINGS (DE)	**62,078**	**76,835**	**61,945**	**(0)%**	**197,638**	**287,076**	**45%**
DE Margin (%)	*24.5%*	*27.6%*	*21.3%*		*24.2%*	*25.8%*	
DE per share (R$/share)[5]	*0.98*	*1.17*	*0.95*	*(3)%*	*3.42*	*4.47*	*31%*
(+) Non-operational expenses (including Income Tax effect)	228	4,453	292	28%	54,119	5,300	(90)%
ADJUSTED DISTRIBUTABLE EARNINGS[6]	**62,306**	**81,288**	**62,237**	**(0)%**	**251,757**	**292,376**	**16%**
Adjusted DE Margin (%)	*24.6%*	*29.2%*	*21.4%*		*30.9%*	*26.2%*	
Adjusted DE per share[7] (R$/share)	*0.98*	*1.24*	*0.95*	*(3)%*	*4.31*	*4.55*	*5%*

5

See notes and definitions at end of document

VINCI COMPASS

6 72% 19% 9% 2% (2)% Capital Formation & Appreciation 1Q’26 LTM Global IP&S Credit Real Assets Equities Private Equity 232 271 263 29 36 37 15 15 16 16 15 15 12 15 15 305 354 347 1Q'25 4Q'25 1Q'26 Global IP&S Credit Equities Private Equity Real Assets Total Assets Under Management and Advisory AuM 1Q’26 vs 4Q’25 vs. 1Q’25 ( R$bn ) • Total assets under management and advisory (AuM¹) of R$346.8 billion, up 14% year - over - year, driven by capital formation across Global IP&S, Credit and Real Assets, portfolio appreciation and the acquisition of Verde • Capital formation of R$4.7 billion in the 1Q’26 across Global IP&S, Credit and Equities and portfolio appreciation of R$2.6 billion • Capital formation and appreciation were offset by a R$14.1 billion negative FX impact in the quarter, mainly from U.S. dollar Global IP&S funds and capital returns from TPD Alternative, resulting in a 2% QoQ decline in AuM R$52. 0 billion See notes and definitions at end of document

Additional Capital Detail

- Total performance fee eligible AUM (PEAUM) of R$47.1 billion in the 1Q'26
- Our PEAUM is distributed across three different types of indexes: Preferred Return with Catch-Up[1], Preferred Return[2] and Hurdle[3]

- Gross accrued performance fees of R$134.8 million in the 1Q'26
- Gross accrued performance fees for VCP III were impacted due to a portfolio company listing on the NYSE and subsequent stock price depreciation during the 1Q'26. Going forward, VCP III will have this asset marked to market assuming public stock prices

Performance Eligible AUM



25%
21%
21%
18%
15%
R$47 bn

Gross Accrued Performance Fees



Private Equity
Credit
Equities
Global IP&S
Real Assets
1%
5%
33%
R$135 mm
61%

Vinci Compass recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$1.7 million as of the end of the first quarter of 2026 booked as unrealized performance fees in the company's balance sheet. Accrued performance fees shown for Private Equity funds of R$82.3 million, Credit funds of R$44.1 million, Real Assets funds of R$5.7 million, and Global IP&S of R$0.9 million, as of the end of the first quarter of 2026, have not been booked as unrealized performance fees in the company's balance sheet.

VINCI COMPASS

Fee Related Revenues

Management fees were R$244.9 million in the 1Q'26, up 25% year-over-year. The increase was driven by the Verde transaction and organic growth across Credit and Global IP&S

Advisory fees totaled R$16.1 million in the 1Q'26, down 35% year-over-year. Upfront fees charged by Third Party Distribution Alternative business vary based on the timing of commitments. In addition, revenues from the Corporate Advisory segment declined due to quieter deal activity amid a high-interest rate environment with electoral uncertainties

Fee Related Revenues of R$990.0 million in the 1Q'26 LTM, up 44% YoY. The growth was driven by a full quarter of Verde and continued fundraising momentum across different countries and strategies



Fee Related Revenues 1Q'26 vs. 1Q'25
(R$mm)
+17%
232
11
25
196
272
11
16
245
1Q'25
1Q'26
Management fees
Advisory fees
Other revenues



Fee Related Revenues 1Q'26 LTM vs. 1Q'25 LTM
(R$mm)
+44%
688
19
83
587
990
45
83
862
1Q'25 LTM
1Q'26 LTM
Management fees
Advisory fees
Other revenues

VINCI COMPASS

8

Financial Metrics

1Q'26 overview

Fee Related Earnings (FRE)	Performance Related Earnings (PRE)	Investment Related Earnings (IRE)
of R$96.3 million and R$1.47/share	of R$1.6 million and R$0.02/share	of R$3.5 million and R$0.05/share
• FRE growth reflects strong fundraising over the last twelve months, including Verde's first full-quarter contribution, with higher management fees and operating leverage driving FRE margin expansion to 35%	• Realized performance in Equities and Global IP&S segments	• Unrealized IRE negatively impacted by decrease in listed REITs mark-to-market, leading to a lower IRE YoY

Fee Related Earnings (FRE)
(R$mm)



28%
35%
+47%
66
96
1.04
1.47
1Q'25
1Q'26
FRE per share
% FRE margin

Performance Related Earnings (PRE)
(R$mm)



56%
56%
(6)%
2
2
1Q'25
1Q'26
% PRE margin

Investment Related Earnings (IRE)
(R$mm)



(13)%
4
3
4
(0)
6
(3)
1Q'25
1Q'26
Realized GP Investment Income
Unrealized GP Investment Income

VINCI COMPASS

9

Financial Metrics

1Q'26 LTM overview

Fee Related Earnings (FRE)
of R$319.0 million and R$4.95/share

- Stronger fundraising and management fees throughout 1Q'26 LTM led to higher FRE in the period, with Compass contributing to the full period and Verde since December 2025

Performance Related Earnings (PRE)
of R$12.9 million and R$0.20/share

- 1Q'25 LTM PRE was driven by FIP Infra Transmissão in the 2Q'24, in addition to the one-off strong contributions in the 4Q'24, while 1Q'26 LTM PRE was concentrated in Global IP&S, Credit and Equities

Investment Related Earnings (IRE)
of R$64.7 million and R$0.99/share

- 1Q'26 LTM includes the realization of FIP Infra Transmissão during the 2Q'25 and mark-ups in closed-end funds drove the rise in unrealized GP investment income



Fee Related Earnings (FRE)
(R$mm)
38%
32%
+22%
260
319
4.45
4.95
1Q'25 LTM
1Q'26 LTM
FRE per share
% FRE margin



Performance Related Earnings (PRE)
(R$mm)
59%
47%
(42)%
22
13
1Q'25 LTM
1Q'26 LTM
% PRE margin



Investment Related Earnings (IRE)
(R$mm)
+1,066%
6
25
(20)
65
35
30
1Q'25 LTM
1Q'26 LTM
Realized GP Investment Income
Unrealized GP Investment Income

10

VINCI COMPASS

Adjusted Distributable Earnings (Adj. DE)

Adj. DE in the 1Q'26 remained stable YoY, with higher Management Fees and continued cost synergies offsetting lower Advisory Fees

Realized financial income decreased as the cash position was reduced, impacted by capital calls from IRE proprietary fund commitments that remain in the investment phase, as well as bonus payments made during the quarter

Adj. DE growth in the 1Q'26 LTM reflects the combined effect of inorganic growth, capital formation and realized GP investment income within IRE

Adj. DE 1Q'26 vs. 1Q'25
(R$mm)



25%
(0)%
21%
62
62
0.98
0.95
1Q'25
1Q'26
Adj. DE per share
% Adj. DE margin

Adj. DE 1Q'26 LTM vs. 1Q'25 LTM
(R$mm)



31%
+16%
26%
292
252
4.31
4.55
1Q'25 LTM
1Q'26 LTM
Adj. DE per share
% Adj. DE margin

11

See notes and definitions at end of document

VINCI COMPASS

12 22% 21% 18% 18% 12% 5% 3% Fair Value of Investments - IRE Commitment Balance Sheet Highlights & IRE Commitments 1Q'26 4Q'25 (IN R$ MILLIONS, UNLESS MENTIONED) 208.5 280.1 Cash and cash equivalents¹ 1,110.6 1,177.7 Net Investments 242.3 333.6 Liquid funds² 868.4 844.1 IRE Commitments³ (565.2) (607.1) Debt obligations 4 754.0 850.6 Net Cash and Investments 11.53 13.00 Net Cash and Net Investments per share⁵ (R$/share) Net Cash and Investments of R$754.0 million in the 1Q’26, including cash and cash equivalents, investments in liquid funds, IRE Commitments and debt obligations R$ 868.4 mm 25% 23% 16% 15% 14% 4% 2% 1% Private Equity Credit Infrastructure REITs Real Estate Global IP&S Public Equities Forestry Total Capital Commited R$1.5 billion

IRE Proprietary Fund Commitments

As of 1Q'26, Vinci Compass had R$1,496.0 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate

Total capital called of R$912.1 million, representing 61.0% of the total capital committed to proprietary funds as of March 31, 2026

Fair Value of Investments account for R$868.4 million

Fair Value of Investments
(R$ mm)



844.1
44.1
(26.3)
(8.6)
15.1
868.4
4Q'25
Capital Called
Principal Returned
Gross Capital Gain Returned
Appreciation
1Q'26

Per share **R$12.90** **R$13.17**

IRE Commitments Overview

Total Capital Committed	**R$1,496.0** million
Total Capital Called	**R$912.1** million
Accum. Capital Returned	**R$210.0** million
Fair Value of Investments	**R$868.4** million

13

See notes and definitions at end of document

VINCI COMPASS

14 Segment Highlights

15 28% 23% 22% 18% 6% 3% 26% 23% 20% 23% 7% 2% Global IP&S Credit Private Equity Real Assets Equities Corporate Advisory Financials by Segment Fee Related Earnings (FRE) 1Q’26 LTM by Segment Segment Distributable Earnings (DE) 1Q’26 LTM by Segment Fee Related Earnings (FRE) were R$319.0 million in the 1Q’26 LTM, with 28% of FRE coming from Global IP&S, Credit accounting for 23%, Private Equity with 22%, followed by Real Assets with 18%, Equities accounting for 6% and Corporate Advisory for 3% Segment Distributable Earnings (DE) were R$367.6 million in the 1Q’26 LTM, with 26% coming from Global IP&S, followed by Credit and Real Assets with 23%, Private Equity accounting for 20%, Equities for 7% and Corporate Advisory for 2% R$368 mm R$319 mm

Global Investment Products & Solutions (Global IP&S)

Fee Related Earnings (FRE) of R$42.4 million in the 1Q'26, up 102% YoY, driven mostly by the growth in management fees following the acquisition of Verde

Advisory fees of R$14.0 million in the 1Q'26, coming from upfront fees[1] charged in TPD[2] Alternative strategy. These fees can vary significantly across quarters depending on the timing of commitments

AuM ended 1Q'26 at R$263.5 billion. The quarter was impacted by FX variation in U.S. Dollar Global IP&S funds, as well as capital returns in TPD Alternative and in the closed-end fund VSP. These effects offset the inflows in both TPD Liquid and Alternative

(R$ THOUSANDS, UNLESS MENTIONED)	1Q'25	4Q'25	1Q'26	Δ YoY (%)	1Q'25 LTM	1Q'26 LTM	Δ YoY (%)
Net revenue from management fees	65,625	77,943	103,833	58%	147,598	305,422	107%
Net revenue from advisory fees	22,547	5,755	13,968	(38)%	41,584	55,135	33%
Other revenues	11,085	11,819	11,040	(0)%	18,830	44,824	138%
Total Fee Related Revenues	**99,257**	**95,516**	**128,841**	**30%**	**208,014**	**405,381**	**95%**
Segment personnel expenses	(6,299)	(7,467)	(9,977)	58%	(14,908)	(28,549)	91%
Other G&A expenses	(7,043)	(9,238)	(11,682)	66%	(19,283)	(37,062)	92%
Placement Fee Amortization and Rebates	(9,438)	(10,669)	(10,201)	8%	(16,072)	(40,518)	152%
Corporate center expenses	(42,022)	(38,451)	(35,246)	(16)%	(83,909)	(152,041)	81%
Bonus compensation related to management and advisory	(13,419)	(9,703)	(19,326)	44%	(30,061)	(56,728)	89%
Total Fee Related Expenses	**(78,221)**	**(75,528)**	**(86,432)**	**10%**	**(164,234)**	**(314,898)**	**92%**
FEE RELATED EARNINGS (FRE)	**21,035**	**19,988**	**42,409**	**102%**	**43,779**	**90,483**	**107%**
FRE Margin (%)	*21.2%*	*20.9%*	*32.9%*		*21.0%*	*22.3%*	
Net revenue from performance fees	1,295	6,856	712	(45)%	16,292	8,315	(49)%
Realized performance fees	*1,295*	*6,856*	*712*	*(45)%*	*16,292*	*8,315*	*(49)%*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(562)	(4,454)	(313)	(44)%	(5,397)	(5,093)	(6)%
PERFORMANCE RELATED EARNINGS (PRE)	**732**	**2,402**	**399**	**(46)%**	**10,897**	**3,222**	**(70)%**
PRE Margin (%)	*56.6%*	*35.0%*	*56.0%*		*66.9%*	*38.8%*	
(+) Realized GP investment income	296	272	360	22%	731	1,029	41%
(+) Unrealized GP investment income	(566)	586	714	N/A	3,428	1,742	(49)%
INVESTMENT RELATED EARNINGS (IRE)	**(270)**	**858**	**1,074**	**N/A**	**4,159**	**2,771**	**(33)%**
(-) Unrealized GP investment income	566	(586)	(714)	N/A	(3,428)	(1,742)	(49)%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**22,063**	**22,662**	**43,168**	**96%**	**55,408**	**94,734**	**71%**
Segment DE Margin (%)	*21.9%*	*22.1%*	*33.2%*		*24.6%*	*22.8%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	230,551	270,156	262,178	14%	230,551	262,178	14%
AVERAGE FEE RATE (%)	0.13%	0.15%	0.18%		0.18%	0.15%	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX-UPFRONTS[4]	180,855	220,403	213,452	18%	180,855	213,452	18%
AVERAGE FEE RATE (%) EX-UPFRONTS	0.17%	0.18%	0.22%		0.20%	0.18%	



Global IP&S AUM
Breakdown by Strategy
Advisory & Execution 3%
Other 2%
Multi-strategy 6%
Global Solutions 7%
Separate Mandates 8%
R$263 bn AuM
TPD Liquid 46%
TPD Alternative 28%

16

See notes and definitions at end of document

VINCI COMPASS

Credit

Fee Related Earnings (FRE) in the 1Q'26 posted an 84% increase year-over-year, driven by strong fundraising, capital deployment and portfolio appreciation across different strategies and countries, especially opportunistic capital solutions

Our one-stop-shop credit platform is accelerating both local-to-local and cross-border, delivering R$1.8 billion in capital formation and appreciation during the 1Q'26

Total AuM of R$36.8 billion, up 25% year-over-year

(R$ THOUSANDS, UNLESS MENTIONED)	1Q'25	4Q'25	1Q'26	Δ YoY (%)	1Q'25 LTM	1Q'26 LTM	Δ YoY (%)
Net revenue from management fees	52,818	63,846	62,572	18%	123,124	241,400	96%
Net revenue from advisory fees	–	2,384	–	N.A	25	2,384	9,556%
Other revenues	–	–	–	N.A	–	–	N/A
Total Fee Related Revenues	**52,818**	**66,230**	**62,572**	**18%**	**123,149**	**243,784**	**98%**
Segment personnel expenses	(6,851)	(7,503)	(6,772)	(1)%	(14,981)	(27,398)	83%
Other G&A expenses	(2,561)	(3,034)	(3,513)	37%	(6,900)	(12,705)	84%
Placement fee amortization and rebates	(8,065)	(7,977)	(8,576)	6%	(13,682)	(31,821)	133%
Corporate center expenses	(17,123)	(18,481)	(16,306)	(5)%	(37,719)	(68,194)	81%
Bonus compensation related to management and advisory	(8,017)	(7,671)	(8,643)	8%	(19,951)	(31,309)	57%
Total Fee Related Expenses	**(42,617)**	**(44,666)**	**(43,810)**	**3%**	**(93,232)**	**(171,427)**	**84%**
FEE RELATED EARNINGS (FRE)	10,202	21,565	18,762	84%	29,917	72,357	142%
FRE Margin (%)	*19.3%*	*32.6%*	*30.0%*		*24.3%*	*29.7%*	
Net revenue from performance fees	16	4,710	161	937%	8,412	9,739	16%
Realized performance fees	*16*	*4,710*	*161*	*937%*	*8,412*	*9,739*	*16%*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(2)	(2,647)	(62)	2,889%	(3,363)	(4,820)	43%
PERFORMANCE RELATED EARNINGS (PRE)	13	2,063	99	636%	5,050	4,919	(3)%
PRE Margin (%)	*86.6%*	*43.8%*	*61.5%*		*60.0%*	*50.5%*	
(+) Realized GP investment income	1,477	1,672	1,650	12%	7,011	6,785	(3)%
(+) Unrealized GP investment income	4,033	2,549	(824)	N/A	(5,392)	7,070	N/A
INVESTMENT RELATED EARNINGS (IRE)	5,510	4,221	826	(85)%	1,619	13,855	756%
(-) Unrealized GP investment income	(4,033)	(2,549)	824	N/A	5,392	(7,070)	N/A
(-) Unrealized performance fees	–	–	–	–	–	–	N/A
(+) Unrealized performance compensation	–	–	–	–	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	11,692	25,300	20,511	75%	41,979	84,062	100%
Segment DE Margin (%)	*21.5%*	*34.8%*	*31.9%*		*30.3%*	*32.3%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	28,764	35,870	36,232	26%	28,764	36,232	26%
AVERAGE FEE RATE (%)	0.76%	0.76%	0.71%		0.81%	0.75%	



Credit AuM
Breakdown by Strategy
Agribusiness 2%
Diversified Private Credit 5%
Opportunistic Capital Solutions 9%
Structured Credit & Confirming 11%
Real Estate & Infrastructure Credit 11%
Hard Currency High Grade & High Yield 24%
Local Currency High Grade & High Yield 38%
R$37 bn AuM

17

VINCI COMPASS

Private Equity

Fee Related Earnings (FRE) of R$17.0 million in the 1Q'26 and R$70.3 million in the 1Q'26 LTM. The decrease in both periods reflects the combined impact of FX variation and the decrease in management fees from certain funds entering divestment period

The VCP team continues to source new investment opportunities for Fund IV and pursue exits across Funds II and III, as the VIR team is concentrated on structuring the next impact investing vintage, VIR V

Total AuM of R$15.0 billion, down 3% quarter-over-quarter

(R$ THOUSANDS, UNLESS MENTIONED)	1Q'25	4Q'25	1Q'26	Δ YoY (%)	1Q'25 LTM	1Q'26 LTM	Δ YoY (%)
Net revenue from management fees	31,294	30,395	28,017	(10)%	151,657	120,209	(21)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**31,294**	**30,395**	**28,017**	**(10)%**	**151,657**	**120,209**	**(21)%**
Segment personnel expenses	(1,168)	(1,246)	(1,291)	11%	(4,595)	(4,991)	9%
Other G&A expenses	(798)	(617)	(303)	(62)%	(3,487)	(3,016)	(14)%
Placement fee amortization and rebates	(367)	(358)	(356)	(3)%	(1,928)	(1,436)	(25)%
Corporate center expenses	(6,032)	(6,122)	(5,690)	(6)%	(26,213)	(24,353)	(7)%
Bonus compensation related to management and advisory	(3,497)	(5,298)	(3,402)	(3)%	(18,401)	(16,079)	(13)%
Total Fee Related Expenses	**(11,861)**	**(13,640)**	**(11,041)**	**(7)%**	**(54,625)**	**(49,874)**	**(9)%**
FEE RELATED EARNINGS (FRE)	19,433	16,754	16,976	(13)%	97,034	70,335	(28)%
FRE Margin (%)	*62.1%*	*55.1%*	*60.6%*		*64.0%*	*58.5%*	
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	*N/A*	–	–	*N/A*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin (%)	*N/A*	*N/A*	*N/A*		*N/A*	*N/A*	
(+) Realized GP investment income	–	147	–	N/A	31	1,900	6,030%
(+) Unrealized GP investment income	(6,226)	18,493	(405)	(93)%	1,984	10,829	446%
INVESTMENT RELATED EARNINGS (IRE)	(6,226)	18,641	(405)	(93)%	2,015	12,729	532%
(-) Unrealized GP investment income	6,226	(18,493)	405	(93)%	(1,984)	(10,829)	446%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	19,433	16,902	16,976	(13)%	97,065	72,236	(26)%
Segment DE Margin (%)	*62.1%*	*55.3%*	*60.6%*		*64.0%*	*59.2%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	13,287	12,541	12,287	(8)%	13,287	12,287	(8)%
AVERAGE FEE RATE (%)	1.00%	1.03%	0.96%		1.26%	1.01%	

Private Equity AuM Breakdown by Flagship



Other
4%
VIR IV
7%
VCP II
14%
R$15 bn
AuM
VCP III
54%
VCP IV
21%

18

VINCI COMPASS

Equities

Fee Related Revenues of R$21.4 million in the 1Q'26, up 14% YoY, driven by the consolidation of Verde and portfolio appreciation for the last twelve months

Equities AuM growth was supported by over R$1.0 billion in capital formation and portfolio appreciation, with positive inflows into LatAm and Brazil UCITS strategies highlighting continued investor interest in the platform

Total AuM of R$16.1 billion, up 9% year-over-year

(R$ THOUSANDS, UNLESS MENTIONED)	1Q'25	4Q'25	1Q'26	Δ YoY (%)	1Q'25 LTM	1Q'26 LTM	Δ YoY (%)
Net revenue from management fees	18,794	19,252	21,356	14%	63,098	76,392	21%
Net revenue from advisory fees	–	–	–	N/A	948	–	(100)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**18,794**	**19,252**	**21,356**	**14%**	**64,047**	**76,392**	**19%**
Segment personnel expenses	(2,269)	(2,200)	(3,006)	33%	(5,517)	(9,837)	78%
Other G&A expenses	(2,121)	(1,776)	(2,012)	(5)%	(4,976)	(6,635)	33%
Placement fee amortization and rebates	(1,551)	(1,305)	(1,463)	(6)%	(2,549)	(5,357)	110%
Corporate center expenses	(5,701)	(5,350)	(6,325)	11%	(17,943)	(22,596)	26%
Bonus compensation related to management and advisory	(2,562)	(3,983)	(4,208)	64%	(9,990)	(13,564)	36%
Total Fee Related Expenses	**(14,203)**	**(14,614)**	**(17,014)**	**20%**	**(40,977)**	**(57,988)**	**42%**
FEE RELATED EARNINGS (FRE)	4,591	4,638	4,342	(5)%	23,070	18,403	(20)%
FRE Margin (%)	*24.4%*	*24.1%*	*20.3%*		*36.0%*	*24.1%*	
Net revenue from performance fees	1,767	1,697	2,017	14%	5,177	9,425	82%
Realized performance fees	*1,767*	*1,697*	*2,017*	*14%*	*5,177*	*9,425*	*82%*
Unrealized performance fees	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Performance based compensation	(786)	(1,285)	(896)	14%	(2,328)	(4,677)	101%
PERFORMANCE RELATED EARNINGS (PRE)	982	412	1,121	14%	2,848	4,748	67%
PRE Margin (%)	*55.6%*	*24.3%*	*55.6%*		*55.0%*	*50.4%*	
(+) Realized GP investment income	–	1,180	–	N/A	–	1,180	N/A
(+) Unrealized GP investment income	1,793	(229)	–	(100)%	(2,051)	3,053	N/A
INVESTMENT RELATED EARNINGS (IRE)	1,793	951	–	(100)%	(2,051)	4,233	N/A
(-) Unrealized GP investment income	(1,793)	229	–	(100)%	2,051	(3,053)	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	5,573	6,229	5,463	(2)%	25,917	24,331	(6)%
Segment DE Margin (%)	*27.1%*	*29.7%*	*23.4%*		*37.4%*	*28.0%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	14,739	15,240	16,036	9%	14,739	16,036	9%
AVERAGE FEE RATE (%)	0.55%	0.54%	0.57%		0.58%	0.52%	



Equities AuM
Breakdown by Strategy
Argentina
2%
Global
2%
LatAm
2%
Mexico
3%
Chile
17%
R$16 bn
AuM
Brazil
74%

19

VINCI COMPASS

Real Assets

Fee Related Earnings (FRE) reached 14.6 million reais in the 1Q'26, up 26% year-over-year, driven by higher management fees from Infrastructure and Forestry, combined with cost synergies within Real Estate segment, supporting FRE margin expansion to 49.6%

Realized GP investment income of R$4.1 million, up 63% year-over-year, driven by a higher one-off dividend distribution from one of our REITs

Total AuM of R$15.4 billion, up 29% year-over-year

(R$ THOUSANDS, UNLESS MENTIONED)	1Q'25	4Q'25	1Q'26	Δ YoY (%)	1Q'25 LTM	1Q'26 LTM	Δ YoY (%)
Net revenue from management fees	26,997	28,294	29,080	8%	101,129	118,272	17%
Net revenue from advisory fees	1,850	468	460	(75)%	6,515	3,567	(45)%
Other revenues	177	–	–	N/A	357	384	8%
Total Fee Related Revenues	**29,024**	**28,762**	**29,540**	**2%**	**107,999**	**122,223**	**13%**
Segment personnel expenses	(2,986)	(2,834)	(2,939)	(2)%	(8,446)	(11,771)	39%
Other G&A expenses	(2,774)	(1,389)	(1,664)	(40)%	(7,553)	(7,041)	(7)%
Placement fee amortization and rebates	(1,594)	(218)	(227)	(86)%	(2,170)	529	N/A
Corporate center expenses	(5,931)	(6,540)	(5,539)	(7)%	(22,250)	(26,308)	18%
Bonus compensation related to management and advisory	(4,083)	(4,367)	(4,533)	11%	(16,721)	(19,144)	14%
Total Fee Related Expenses	**(17,368)**	**(15,348)**	**(14,901)**	**(14)%**	**(57,141)**	**(63,735)**	**12%**
FEE RELATED EARNINGS (FRE)	11,656	13,414	14,639	26%	50,858	58,488	15%
FRE Margin (%)	*40.2%*	*46.6%*	*49.6%*		*47.1%*	*47.9%*	
Net revenue from performance fees	–	39	–	N/A	8,111	41	(99)%
Realized performance fees	*–*	*39*	*–*	*N/A*	*21,048*	*8,752*	*(58)%*
Unrealized performance fees	*–*	*–*	*–*	*N/A*	*(12,936)*	*(8,711)*	*(33)%*
Performance based compensation	–	(22)	–	N/A	(4,602)	(55)	(99)%
PERFORMANCE RELATED EARNINGS (PRE)	–	16	–	N.A	3,509	(14)	N/A
PRE Margin (%)	*N/A*	*42.5%*	*N/A*		*43.3%*	*(33.5)%*	
(+) Realized GP investment income	2,512	2,811	4,083	63%	17,541	19,220	10%
(+) Unrealized GP investment income	686	17,642	(2,080)	N/A	(17,733)	11,926	N/A
INVESTMENT RELATED EARNINGS (IRE)	3,199	20,453	2,003	(37)%	(193)	31,146	N/A
(-) Unrealized GP investment income	(686)	(17,642)	2,080	N/A	17,733	(11,926)	N/A
(-) Unrealized performance fees	–	–	–	N/A	12,937	8,711	(33)%
(+) Unrealized performance compensation	–	–	–	N/A	(1,159)	(3,083)	166%
SEGMENT DISTRIBUTABLE EARNINGS	14,168	16,241	18,722	32%	83,684	83,323	(0)%
Segment DE Margin (%)	*44.9%*	*51.4%*	*55.7%*		*57.1%*	*55.5%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	11,839	12,684	12,703	7%	11,839	12,703	7%
AVERAGE FEE RATE (%)	0.98%	0.99%	0.97%		0.97%	1.01%	


Real Assets AuM
Breakdown by Strategy
Forestry
13%
R$15 bn
AuM
Infrastructure
44%
Real Estate
43%

20

VINCI COMPASS

Corporate Advisory

Fee Related Earnings (FRE) and Segment Distributable Earnings totaled R$8.9 million in the 1Q26 LTM

In an environment of high-interest rates and electoral uncertainties, M&A and debt structuring activity has been more subdued. Against this backdrop, the Corporate Advisory team is working on an extensive pipeline of opportunities

(R$ THOUSANDS, UNLESS MENTIONED)	1Q'25	4Q'25	1Q'26	Δ YoY (%)	1Q'25 LTM	1Q'26 LTM	Δ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	457	6,837	1,639	259%	33,556	22,028	(34)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**457**	**6,837**	**1,639**	**259%**	**33,556**	**22,028**	**(34)%**
Segment personnel expenses	(553)	(731)	(746)	35%	(2,367)	(2,982)	26%
Other G&A expenses	(134)	(147)	(124)	(7)%	(605)	(648)	7%
Placement fee amortization and rebates	–	–	–	N/A	–	–	N/A
Corporate center expenses	(844)	(853)	(1,128)	34%	(4,190)	(4,104)	(2)%
Bonus compensation related to management and advisory	(167)	(1,042)	(460)	176%	(10,624)	(5,348)	(50)%
Total Fee Related Expenses	**(1,697)**	**(2,773)**	**(2,459)**	**45%**	**(17,786)**	**(13,083)**	**(26)%**
FEE RELATED EARNINGS (FRE)	(1,240)	4,064	(820)	(34)%	15,770	8,945	(43)%
FRE Margin (%)	*(271.5)%*	*59.4%*	*(50.0)%*		*47.0%*	*40.6%*	
SEGMENT DISTRIBUTABLE EARNINGS	(1,240)	4,064	(820)	(34)%	15,770	8,945	(43)%
Segment DE Margin (%)	*(271.5)%*	*59.4%*	*(50.0)%*		*47.0%*	*40.6%*	

21

VINCI COMPASS

22 Supplement Details

AuM[1] Rollforward

For the Three Months Ended March 31, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**271,492**	**36,464**	**15,390**	**15,286**	**15,476**	**354,108**
(+/-) Capital Subscription / (capital return)	(6)	(62)	(31)	–	(54)	(153)
(+) Capital Subscription	*–*	*112*	*–*	*–*	*147*	*258*
(-) Capital Return	*(6)*	*(174)*	*(31)*	*–*	*(201)*	*(411)*
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / Outflow	*3,377*	*907*	*–*	*118*	*(3)*	*4,400*
(+/-) FX Variation	*(12,334)*	*(1,250)*	*(111)*	*(230)*	*(204)*	*(14,130)*
(+/-) Appreciation / (depreciation)	*974*	*753*	*(273)*	*912*	*213*	*2,578*
Ending balance	**263,503**	**36,813**	**14,975**	**16,086**	**15,427**	**346,803**

For the Twelve Months Ended March 31, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**231,924**	**29,389**	**16,481**	**14,793**	**11,965**	**304,552**
(+/-) Capital Subscription / (capital return)	(8)	93	(276)	–	2,312	2,121
(+) Capital Subscription	*0*	*836*	*1*	*–*	*3,364*	*4,202*
(-) Capital Return	*(8)*	*(742)*	*(277)*	*–*	*(1,053)*	*(2,080)*
(+) Acquisitions	14,458	516	–	621	–	15,594
(+/-) Net Inflow / Outflow	*17,772*	*6,485*	*–*	*(3,353)*	*(26)*	*20,878*
(+/-) FX Variation	*(20,327)*	*(1,959)*	*(223)*	*(468)*	*(255)*	*(23,231)*
(+/-) Appreciation / (depreciation)	*19,683*	*2,288*	*(1,008)*	*4,493*	*1,431*	*26,887*
Ending balance	**263,503**	**36,813**	**14,975**	**16,086**	**15,427**	**346,803**

23

See notes and definitions at end of document

VINCI COMPASS

Fee-Earning AuM[1] Rollforward

For the Three Months Ended March 31, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**270,156**	**35,870**	**12,541**	**15,240**	**12,684**	**346,490**
(+/-) Capital Subscription / (capital return)	(6)	(62)	(31)	–	(54)	(153)
(+) Capital Subscription	–	*112*	–	–	*147*	*258*
(-) Capital Return	*(6)*	*(174)*	*(31)*	–	*(201)*	*(411)*
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / Outflow	*3,360*	*892*	–	*119*	*(3)*	*4,369*
(+/-) FX Variation	*(12,301)*	*(1,226)*	*(111)*	*(230)*	*(63)*	*(13,931)*
(+/-) Appreciation / (depreciation)	*969*	*758*	*(112)*	*907*	*138*	*2,659*
Ending balance	**262,178**	**36,232**	**12,287**	**16,036**	**12,703**	**339,435**

For the Twelve Months Ended March 31, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**230,551**	**28,764**	**13,287**	**14,739**	**11,839**	**299,180**
(+/-) Capital Subscription / (capital return)	(8)	84	(257)	–	(332)	(514)
(+) Capital Subscription	–	*826*	–	–	*691*	*1,517*
(-) Capital Return	*(8)*	*(742)*	*(257)*	–	*(1,023)*	*(2,031)*
(+) Acquisitions	14,458	516	–	621	–	15,594
(+/-) Net Inflow / Outflow	*17,697*	*6,199*	–	*(3,331)*	*(26)*	*20,539*
(+/-) FX Variation	*(20,275)*	*(1,918)*	*(223)*	*(466)*	*(113)*	*(22,995)*
(+/-) Appreciation / (depreciation)	*19,756*	*2,587*	*(520)*	*4,473*	*1,335*	*27,630*
Ending balance	**262,178**	**36,232**	**12,287**	**16,036**	**12,703**	**339,435**

24

See notes and definitions at end of document

VINCI COMPASS

Investment records – Credit and Equities Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	1Q'26	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Total Return[2]	Equities	287.5	8.2%	8.2%	40.3%	34.6%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategy[3]	Equities	965.1	12.7%	12.7%	40.6%	31.7%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	376.8	14.7%	14.7%	42.6%	42.5%	IBOV	IBOV
Compass CRECE+	Equities	222.8	8.7%	8.7%	37.0%	39.5%	S&P/BMV IPC	N/A
Compass Crecimiento	Equities	365.3	(1.2)%	(1.2)%	25.1%	148.7%	S&P MERVAL	N/A
Compass Small Cap Chile	Equities	1,858.6	(0.0)%	(0.0)%	38.8%	65.3%	N/A	N/A
Vinci Crédito Imobiliário II	Credit	669.1	3.5%	3.5%	12.8%	18.2%	IPCA	IPCA + 6%
Vinci Energia Sustentável	Credit	473.8	3.6%	3.6%	14.2%	19.0%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	295.0	3.2%	3.2%	13.9%	24.8%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	5,431.5	(0.1)%	(0.1)%	6.5%	15.5%	CEMBI Broad Div	N/A
Compass Latam High Yield USD	Credit	1,894.5	0.8%	0.8%	5.4%	16.9%	CEMBI Broad Div HY	N/A
Compass I+LIQG	Credit	2,679.0	1.8%	1.8%	8.4%	20.6%	PIP Cetes 28D	N/A
Compass Credit Selection	Credit	1,399.1	3.3%	3.3%	15.3%	29.1%	CDI	N/A
Compass Yield 30	Credit	1,987.6	3.5%	3.5%	14.7%	29.4%	CDI	CDI
Compass Deuda Plus	Credit	305.5	2.1%	2.1%	7.7%	20.0%	N/A	N/A
Compass Renta Fija-B	Credit	745.3	(0.2)%	(0.2)%	3.3%	7.9%	CEMBI Broad Div	N/A

Benchmark	1Q'26	YTD	12 M	24 M
IPCA[4] + Yield IMA-B[5]	3.5%	3.5%	12.2%	26.1%
IBOV[6]	16.3%	16.3%	43.9%	46.3%
S&P/BMV IPC[7]	6.9%	6.9%	35.9%	28.3%
S&P MERVAL[8]	(1.8)%	(1.8)%	28.2%	146.4%
CDI[9]	3.4%	3.4%	14.8%	27.7%
IPCA	1.9%	1.9%	4.1%	9.8%
CEMBI Broad Div[10]	0.1%	0.1%	6.2%	15.3%
CEMBI Broad Div HY[11]	1.2%	1.2%	7.1%	17.8%
PIP Cetes 28D[12]	1.7%	1.7%	8.2%	20.1%

25

See notes and definitions at end of document

VINCI COMPASS

Investment records – Global IP&S and Real Assets Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	1Q'26	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Multiestratégia FIM	Global IP&S	38.6	3.0%	3.0%	12.9%	23.5%	CDI	CDI
Atlas Strategy	Global IP&S	135.1	2.4%	2.4%	11.2%	21.9%	CDI	CDI
Vinci Valorem FIM	Global IP&S	680.2	3.8%	3.8%	13.2%	22.3%	IMA-B	IMA-B
Equilibrio Strategy	Global IP&S	552.4	3.1%	3.1%	10.5%	17.8%	IPCA	N/A
Vinci Retorno Real FIM	Global IP&S	90.5	5.7%	5.7%	12.5%	21.8%	IMA-B	IMA-B
VISC11	Real Assets (listed REIT)	3,153.9	2.6%	2.6%	15.9%	7.5%	IFIX	IPCA + 6%
VILG11	Real Assets (listed REIT)	1,483.2	1.7%	1.7%	30.8%	28.1%	IFIX	IPCA + 6%
VINO11	Real Assets (listed REIT)	416.6	1.1%	1.1%	7.7%	(17.9)%	IFIX	IPCA + 6%
VIUR11	Real Assets (listed REIT)	149.8	(10.0)%	(10.0)%	4.2%	(27.2)%	IFIX	IPCA + 6%
VCRI11	Real Assets (listed REIT)	130.8	4.4%	4.4%	20.3%	15.9%	IFIX	IPCA + X%
VICA11	Real Assets (REIT)	393.8	0.0%	0.0%	2.6%	4.8%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	43.7	3.3%	3.3%	16.6%	17.3%	IFIX	IFIX
VIGT11	Real Assets (listed REIT)	420.7	7.8%	7.8%	31.3%	(31.3)%	N/A	N/A

Benchmark	1Q'26	YTD	12 M	24 M
CDI[2]	3.4%	3.4%	14.8%	27.7%
IMA-B[3]	3.9%	3.9%	12.5%	20.6%
IPCA[4]	1.9%	1.9%	4.1%	9.8%
IFIX[5]	2.5%	2.5%	16.8%	13.6%

26

See notes and definitions at end of document

VINCI COMPASS

Investment records – Closed End funds

Pro Forma Historical Portfolio Performance[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	54	5,185	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,087	2,006	1,811	3,817	1.8x	1.0x	8.0%	(0.3%)
VCP III	Private Equity	2018	4,000	2,548	313	5,249	5,562	2.1x	1.9x	21.5%	17.5%
VCP IV	Private Equity	2022	3,879	1,165	–	1,541	1,541	1.3x	1.3x	59.9%	55.5%
VCP Strategy[2]	**Private Equity**		**11,494**	**7,006**	**7,450**	**8,654**	**16,103**	**2.3x**	**2.1x**	**64.5%**	**70.2%**
NE Empreendedor[3]	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	240	81	321	2.4x	1.8x	20.6%	13.7%
VIR IV	Private Equity	2020	1,000	734	188	865	1,053	1.3x	1.5x	20.7%	20.9%
VIR Strategy[4]	**Private Equity**		**1,276**	**881**	**453**	**947**	**1,400**	**1.7x**	**1.6x**	**21.1%**	**26.0%**
SPS I	Credit	2018	128	205	361	22	383	2.7x	2.2x	25.6%	19.2%
SPS II	Credit	2020	671	1,082	1,186	568	1,754	2.3x	2.3x	22.1%	22.6%
SPS III	Credit	2021	1,071	1,733	951	1,506	2,457	2.5x	2.6x	23.6%	23.6%
SPS IV	Credit	2025	1,329	348	6	240	246	1.1x	1.1x	24.3%	38.6%
SPS Strategy[5]	**Credit**		**3,199**	**3,369**	**2,503**	**2,336**	**4,839**	**2.5x**	**2.4x**	**23.2%**	**22.6%**
MAV I	Credit	2022	165	165	178	69	247	1.5x	1.5x	19.3%	21.7%
MAV II	Credit	2023	205	205	64	205	269	1.3x	1.4x	19.3%	16.2%
MAV III	Credit	2025	220	167	17	168	185	N.M.	N.M.	N.M.	N.M.
MAV Strategy[6]	**Credit**		**590**	**537**	**258**	**442**	**700**	**1.4x**	**1.5x**	**19.3%**	**18.6%**
Lacan Florestal I	Real Assets	2012	253	253	255	316	571	2.3x	1.3x	10.7%	2.9%
Lacan Florestal II	Real Assets	2016	356	356	125	568	693	1.9x	1.5x	10.8%	6.3%
Lacan Florestal III	Real Assets	2020	501	435	–	618	618	1.4x	1.4x	12.1%	11.1%
Lacan Florestal IV	Real Assets	2023	260	216	–	271	271	1.3x	1.3x	26.4%	32.6%
Lacan Strategy[7]	**Real Assets**		**1,370**	**1,260**	**380**	**1,774**	**2,154**	**1.7x**	**1.4x**	**12.7%**	**6.2%**
FIP Transmissão[8]	Real Assets	2017	211	104	367	9	375	3.6x	2.7x	55.5%	40.4%
VIAS[9]	Real Assets	2021	386	350	–	528	528	1.5x	1.4x	15.7%	13.1%
VICC[10]	Real Assets	2022	1,784	151	–	169	169	1.1x	1.1x	NM	NM
VFDL[11]	Real Assets	2021	422	346	34	427	460	1.3x	1.3x	11.7%	11.3%
Vinci Credit Infra[12]	Credit	2022	1,848	1,451	91	1,642	1,733	1.2x	1.3x	NM	NM

27

See notes and definitions at end of document

VINCI COMPASS

Shareholder Dividends & Share Summary

Vinci Compass generated R$0.95 or US$0.19 of Adjusted Distributable Earnings per common share for the 1Q'26. The company declared a quarterly dividend of US$4.90[2] per common share to record holders as of May 25, 2026; payable on June 8, 2026

($ in thousands)	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25	4Q'25	1Q'26
Adjusted Distributable Earnings (R$)	58,401	57,104	73,946	62,306	75,759	73,092	81,288	62,237
Adjusted Distributable Earnings (US$)[1]	10,331	9,872	12,804	11,027	13,964	13,645	15,605	12,702
Adjusted DE per Common Share (US$)[2]	0.19	0.19	0.20	0.17	0.22	0.22	0.24	0.19
Actual Dividend per Common Share[3]	**0.17**	**0.16**	**0.15**	**0.15**	**0.15**	**0.15**	**0.17**	**0.17**

VINP Shares	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25	4Q'25	1Q'26
Shares Repurchased								
# of Shares	220,135	374,834	607,643	683,148	173,762	-	-	-
Average Cost (US$/share)	10.82	10.38	10.28	10.07	9.47	-	-	-
Capital Deployed (US$)	2,382,251	3,890,849	6,246,577	6,879,698	1,645,210	-	-	-
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class A[4]	38,779,209	38,404,375	49,580,116	48,896,968	48,778,420	48,778,420	50,955,859	50,955,859
Common Shares	**53,245,448**	**52,870,614**	**64,046,355**	**63,363,207**	**63,244,659**	**63,244,659**	**65,422,098**	**65,422,098**

28

See notes and definitions at end of document

VINCI COMPASS

29 Reconciliations and Disclosures

Financials - Income Statement

(R$ thousands, unless mentioned)	1Q'25	4Q'25	1Q'26	Δ YoY (%)	1Q'25 LTM	1Q'26 LTM	Δ YoY (%)
REVENUES							
Net revenue from management fees	195,529	219,730	244,858	25%	586,606	861,696	47%
Net revenue from performance fees	3,077	13,301	2,890	(6)%	37,992	27,519	(28)%
Realized performance fees	*3,077*	*13,301*	*2,890*	*(6)%*	*50,930*	*36,231*	*(29)%*
Unrealized performance fees	*–*	*–*	*–*	*N/A*	*(12,937)*	*(8,711)*	*(33)%*
Net revenue from advisory	24,853	15,444	16,067	(35)%	82,628	83,115	1%
Other revenues	11,262	11,819	11,040	(2)%	19,187	45,207	136%
Total net revenues from services rendered	**234,721**	**260,294**	**274,855**	**17%**	**726,413**	**1,017,537**	**40%**
OPERATING EXPENSES							
Bonus related to management and advisory	(31,744)	(32,064)	(40,572)	28%	(105,749)	(142,170)	34%
Performance based compensation	(1,350)	(8,409)	(1,271)	(6)%	(15,690)	(14,645)	(7)%
Realized	*(1,350)*	*(8,409)*	*(1,271)*	*(6)%*	*(16,848)*	*(17,728)*	*5%*
Unrealized	*–*	*–*	*–*	*N/A*	*1,159*	*3,083*	*166%*
Total compensation and benefits	**(33,094)**	**(40,474)**	**(41,843)**	**26%**	**(121,439)**	**(156,816)**	**29%**
Segment personnel expenses	(20,125)	(21,981)	(24,731)	23%	(50,814)	(85,529)	68%
Other general and administrative expenses	(15,431)	(16,200)	(19,298)	25%	(42,804)	(67,106)	57%
Placement fee amortization and rebates	(21,015)	(20,527)	(20,823)	(1)%	(36,401)	(78,603)	116%
Corporate center expenses	(77,652)	(75,796)	(70,234)	(10)%	(192,225)	(297,597)	55%
Total expenses	**(167,317)**	**(174,978)**	**(176,928)**	**6%**	**(443,682)**	**(685,650)**	**55%**
Operating profit	**67,404**	**85,316**	**97,927**	**45%**	**282,731**	**331,887**	**17%**
OTHER GP AND FINANCIAL INCOME AND EXPENSES							
Investment Related Earnings (IRE)	4,006	45,124	3,498	(13)%	5,550	64,734	1,066%
Realized gain from GP investment income	*4,285*	*6,082*	*6,093*	*42%*	*25,314*	*30,113*	*19%*
Unrealized gain from GP investment income	*(279)*	*39,042*	*(2,595)*	*830%*	*(19,764)*	*34,621*	*N/A*
Financial income	14,423	12,024	9,390	(35)%	51,330	58,096	13%
Realized gain from financial income	*14,423*	*12,024*	*9,390*	*(35)%*	*51,330*	*58,096*	*13%*
Unrealized gain from financial income	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Leasing expenses	(3,758)	(4,516)	(3,891)	4%	(9,837)	(15,502)	58%
Other items[1]	(4,458)	(66,408)	42,389	N/A	(70,847)	(55,023)	(22)%
Equity gain (loss)	(2,201)	1,521	885	N/A	(3,701)	2,019	N/A
Equity-based compensation	(5,003)	(9,814)	(5,753)	15%	(21,334)	(30,662)	44%
Management contract amortization[2]	(2,870)	(3,566)	(5,596)	95%	(5,262)	(16,325)	210%
Non-operational expenses[3]	(255)	(4,877)	(314)	23%	(55,484)	(5,942)	(89)%
Total Other Items	**(116)**	**(30,512)**	**40,608**	**N/A**	**(109,585)**	**1,395**	**N/A**
Profit before income taxes	**67,288**	**54,804**	**138,535**	**106%**	**173,146**	**333,281**	**92%**
(-) Income taxes[4]	(11,360)	(6,770)	(29,197)	157%	(46,953)	(60,577)	29%
NET INCOME	**55,928**	**48,034**	**109,338**	**95%**	**126,193**	**272,704**	**116%**
(+) Non-operational expenses (including Income Tax effect)	228	4,453	292	28%	54,119	5,300	(90)%
(-) Contingent consideration adjustment related to acquisitions[5]	(8,141)	33,603	(35,545)	337%	2,772	(2,040)	N/A
(+) OCI adjustment[6]	–	20,449	(23,007)	N/A	–	(2,558)	N/A
ADJUSTED NET INCOME	**48,015**	**106,539**	**51,078**	**6%**	**183,084**	**273,407**	**49%**
Atributable to the shareholders of the parent company	48,619	104,627	44,759	(8)%	185,468	266,690	44%
Attributable to non-controling interests	(604)	1,912	6,319	N/A	(2,384)	6,717	N/A

30

See notes and definitions at end of document

VINCI COMPASS

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	1Q'25	4Q'25	1Q'26	1Q'25 LTM	1Q'26 LTM
OPERATING PROFIT	**67,404**	**85,316**	**97,927**	**282,731**	**331,887**
(-) Net revenue from realized performance fees	(3,077)	(13,301)	(2,890)	(50,930)	(36,231)
(-) Net revenue from unrealized performance fees	–	–	–	12,937	8,711
(+) Compensation allocated in relation to performance fees	1,350	8,409	1,271	15,690	14,645
FEE RELATED EARNINGS (FRE)	**65,677**	**80,424**	**96,308**	**260,428**	**319,012**
OPERATING PROFIT	**67,404**	**85,316**	**97,927**	**282,731**	**331,887**
(-) Net revenue from management fees	(195,529)	(219,730)	(244,858)	(586,606)	(861,696)
(-) Net revenue from advisory	(24,853)	(15,444)	(16,067)	(82,628)	(83,115)
(-) Other revenues	(11,262)	(11,819)	(11,040)	(19,187)	(45,207)
(+) Bonus related to management and advisory	31,744	32,064	40,572	105,749	142,170
(+) Personnel expenses	20,125	21,981	24,731	50,814	85,529
(+) Other general and administrative expenses	15,431	16,200	19,298	42,804	67,106
(+) Placement fee amortization and rebates	21,015	20,527	20,823	36,401	78,603
(+) Corporate center expenses	77,652	75,796	70,234	192,225	297,597
PERFORMANCE RELATED EARNINGS (PRE)	**1,727**	**4,892**	**1,619**	**22,303**	**12,875**
OPERATING PROFIT	**67,404**	**85,316**	**97,927**	**282,731**	**331,887**
(-) Net revenue from unrealized performance fees	–	–	–	12,937	8,711
(+) Compensation allocated in relation to unrealized performance fees	–	–	–	(1,159)	(3,083)
(+) Realized gain from GP investment income	4,285	6,082	6,093	25,314	30,113
SEGMENT DISTRIBUTABLE EARNINGS	**71,689**	**91,398**	**104,020**	**319,824**	**367,628**
NET INCOME	**55,928**	**48,034**	**109,338**	**126,193**	**272,704**
(-) Net revenue from unrealized performance fees	–	–	–	12,937	8,711
(+) Income tax from unrealized performance fees	–	–	–	(377)	(1,004)
(+) Compensation allocated in relation to unrealized performance fees	–	–	–	(1,159)	(3,083)
(-) Unrealized gain from GP investment income	279	(39,042)	2,595	19,764	(34,621)
(+) Income tax on unrealized gain from GP investment income	694	271	(90)	14	(2,298)
(-) Unrealized gain from financial income	–	–	–	0	–
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss)[1]	(9,546)	41,338	(42,895)	4,613	(1,091)
(+) Income tax on contingent consideration	1,405	(7,735)	7,350	(1,841)	(949)
(+) Depreciation and amortization	6,231	6,182	8,361	15,404	28,246
(+) Equity-based compensation	5,003	9,814	5,753	18,991	28,001
(-) Income Taxes on Equity-based compensation	(117)	(660)	244	(602)	(307)
(+) Equity gain (loss)	2,201	(1,521)	(885)	3,701	(2,019)
(+) Dividends received	–	2,425	2,479	–	7,361
(+) Non-operational expenses including income tax related to realized expense[2]	228	4,453	292	54,119	5,300
(+) OCI Adjustment[3]	–	20,449	(23,007)	–	(2,558)
(-) Minority Interest	–	(2,720)	(7,298)	–	(10,018)
ADJUSTED DISTRIBUTABLE EARNINGS	**62,306**	**81,288**	**62,237**	**251,757**	**292,376**
TOTAL NET REVENUE FROM SERVICES RENDERED	**234,721**	**260,294**	**274,855**	**726,413**	**1,017,537**
(-) Net revenue from realized performance fees	(3,077)	(13,301)	(2,890)	(50,930)	(36,231)
(-) Net revenue from unrealized performance fees	–	–	–	12,937	8,711
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	**231,644**	**246,993**	**271,966**	**688,421**	**990,019**

31

See notes and definitions at end of document

VINCI COMPASS

32 Balance Sheet 03/31/2026 12/31/2025 Assets Current assets 208,545 280,091 Cash and cash equivalents 106,053 121,498 Cash and bank deposits 84,671 153,729 Financial instruments at fair value through profit or loss 17,821 4,864 Financial instruments at amortized cost 755,707 1,534,471 Financial instruments at fair value through profit or loss 190,973 214,706 Trade receivables - - Sub - leases receivable 20,011 20,010 Taxes recoverable 76,954 70,168 Other assets 1,252,190 2,119,446 Total current assets Non - current assets 883,744 151,615 Financial instruments at fair value through profit or loss 5,741 6,141 Financial instruments at amortized cost 27,384 17,518 Trade receivables 3,003 1,225 Taxes recoverable 39,873 47,393 Deferred taxes 37,687 38,315 Other receivables 997,432 262,207 69,903 65,796 Investments accounted for using the equity method 49,655 43,999 Judicial deposits 71,456 74,095 Property and equipment 134,225 141,226 Right of use - Leases 1,318,733 1,326,216 Intangible assets 2,641,404 1,913,539 Total non - current assets 3,893,594 4,032,985 Total Assets 03/31/2026 12/31/2025 Liabilities and equity Current liabilities 13,692 13,369 Trade payables 29,508 – Financial instruments at fair value through profit or loss 39,843 – Deferred Revenue 57,115 33,307 Leases 41,543 38,101 Accounts payable 40,858 199,422 Labor and social security obligations 14,295 93,862 Loans and Financing 9,706 35,047 Taxes and contributions payable 246,560 413,108 Total current liabilities Non - current liabilities – 6 Accounts payable 124,430 126,877 Leases 7,635 9,221 Labor and social security obligations 845,529 872,770 Loans and Financing 3,900 4,641 Deferred taxes 50,136 44,446 Provision for contingencies 528,814 508,416 Retirement plans liabilities 1,560,444 1,566,377 1,807,004 1,979,485 Total liabilities Equity 19 19 Share capital 2,236,406 2,236,406 Additional paid - in capital (306,608) (306,608) Treasury shares 138,344 91,974 Retained Earnings (59,633) (43,013) Other reserves 2,008,528 1,978,778 78,062 74,722 Non - controlling interests in the equity of subsidiaries 2,086,590 2,053,500 Total equity 3,893,594 4,032,985 Total liabilities and equity

33 Notes to page 3 1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. 2) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Notes to page 5 1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Full - year values are calculated as the sum of the last four quarters . 2) Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses . 3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 4) Minority interest comprises the portion of Verde Asset Management’s earnings attributable to the remaining 49 . 9 % non - controlling interest, following Vinci Compass’ acquisition of a controlling 50 . 1 % stake . As a result, Verde’s results are fully consolidated in Fee Related Earnings (FRE), and the non - controlling interest is deducted prior to arriving at Distributable Earnings (DE) and Adjusted Distributable Earnings (Adjusted DE) . 5) DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Full - year values are calculated as the sum of the last four quarters . 6) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . 7) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Full - year values are calculated as the sum of the last four quarters . Notes to page 6 1) AuM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 7 1) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100 % of the invested capital corrected by the preferred return rate so it can charge performance fees . Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate . 2) Funds with preferred return must return 100 % of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees . 3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees . In most cases, funds with hurdle rate also are under a high - water mark clause . Notes to page 9 1) GP investment income comes from proprietary investments made by Vinci Compass in its own Private Markets’ funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups . Notes to page 12 1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short - term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of third - party and which are subject to an insignificant risk of changes in value . Notes and Definitions

34 Notes to page 12 (cont’d) 2) Liquid funds’ value are calculated as investment at fair value as of March 31 , 2026 , in liquid funds from Vinci Compass’ Equities, Global IP&S, Credit and Real Estate . It also comprises the cash and certificate of deposits and federal bonds . For 1 Q’ 24 onwards we are not considering the funds that refer to financial products as part of the Company’s retirement plans services . For more detail, see 1 Q' 26 Financial Statements filed within the SEC on May 11 , 2026 . 3) GP Fund Investments include Vinci Compass’ GP investments in private market funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups and Public REITs, calculated at fair value as of March 31 , 2026 . For more detail, please see the Financial Statements filed within the SEC on May 11 , 2026 . 4) Debt obligations include commercial notes, consideration payable and convertible preferred shares . In addition to these debts, Vinci Compass also has obligations regarding earn - out structures and redemption liability from M&A transactions . For more detail, see 1 Q' 26 Financial Statements filed within the SEC on May 11 , 2026 . 5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter . Notes to page 16 1) Upfront fees are one - time fees charged for TPD Alternative commitments . Fee - Earning Assets Under Management Ex - Upfront regards the FEAUM only from the funds which collect recurring management fees . 2) Third - Party Distribution, or TPD, stands for the funds managed by third - party asset managers, distributed by Vinci Compass’ platform . 3) Other includes Pension Plans and Vinci Retirement Services . Notes to page 23 1) AuM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 24 1) FEAUM is measured as assets under management and advisory excluding funds that do not charge management or performance fees at any time, according to such funds’ policies . FEAUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Notes to page 25 1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . 2) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA . 3) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA . 4) IPCA is a broad consumer price index measured by the IBGE . 5) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . Notes and Definitions (cont’d)

35 Notes to page 25 (cont’d) 6) Brazil stock market most relevant index . 7) S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market . 8) S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market . 9) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . 10) CEMBI Broad Div tracks the performance of US dollar - denominated bonds issued by emerging market corporate entities . 11) The J . P . Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating - rate debt instruments issued by corporate, sovereign, and quasi - sovereign entities . 12) PiP Cetes 28 d is an index that invests in Cetes 28 - day securities . Cetes are Treasury Certificates issued by the Mexican government . Notes to page 26 1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . 2) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . 3) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . 4) IPCA is a broad consumer price index measured by the IBGE . 5) IFIX is an index composed by listed REITs in the Brazilian stock Market . Notes to page 27 1) Track record information is presented throughout this presentation on a pro forma basis and in local currency . 2) Committed capital for VCP III and VCP IV consider amounts of co - investments . Returns, however, consider only the amounts invested to the main funds . Track record presented for the VCP strategy as of 4 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass . Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information . 4) Track record for VIR strategy is presented as of 4 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 5) Track record for Vinci SPS strategy is presented as of 1 Q’ 26 . 6) Track record for MAV strategy is presented as of 1 Q’ 26 . 7) Track record for Lacan strategy is presented as of 1 Q’ 26 . 8) Track record for FIP Infra is presented as of 4 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 9) Track record for VIAS is presented as of 4 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 10) Total commitments for VICC are presented as of 4 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 11) Track record for VFDL is presented as of 1 Q’ 26 . 12) Track record for Vinci Credit Infra is presented as of 1 Q’ 26 . Notes and Definitions (cont’d)

36 Notes to page 28 1) US $ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 4 . 8999 , as of May 8 , 2026 , when dividends were approved by our Board of Directors . 2) Per Share calculations are based on end of period Participating Common Shares . 3) Actual dividends per common share are calculated considering the share count as of the applicable record date . 4) As of March 31 , 2026 , Public Float was comprised of 14 , 800 , 773 Class A common shares . Notes to page 30 1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to acquisitions and Ares Convertible Preferred Shares . 2) Management contract amortization refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations . These amounts are amortized based on the duration of the related funds . When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed 3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit . 5) Contingent consideration adjustment (after - tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period . 6) OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss . Notes to page 31 1) Contingent consideration adjustment (after - tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period . 2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 3) OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss . Notes and Definitions (cont’d)

37 • “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations . FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2022 to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations) plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations ; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024 ) . • “FRE Margin” is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues . • “Distributable Earnings”, or “DE”, is used as a reference by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders . Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) equity gain or loss on investments accounted for using the equity method, less (e) unrealized gain from investment income, plus (f) income taxes on unrealized gain from investment income, plus (g) share - based payments, less (h) income taxes on share - based payments, plus (i) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration (earn - out) gain (loss) (after tax) . • “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income . • “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective hurdle rates . We calculate PRE as operating profit less (a) net revenue from management fees, less (b) net revenue from advisory services, less (c) net revenue from other revenues plus (d) personnel and profit - sharing expenses, plus (e) other general and administrative expenses, less (f) compensation in relation to performance fees . • “PRE Margin” is calculated as PRE divided by net revenue from performance fees . • “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends . Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense) . • “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Equity, Global Investment Products and Solutions, Credit, Equities, Real Assets and Corporate Advisory) . Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income . Notes and Definitions (cont’d)

38 • “ AuM ” refers to assets under management and advisory . Our AuM equals the sum of : (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets ; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds ; and (3) the fair market value of co - investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds . As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AuM to vary over time, independently of underlying asset or commitment changes . AUM includes double counting related to funds from one segment that invest in funds from another segment . Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash . Such amounts are eliminated on consolidation . The bylaws of the relevant funds prohibit double - charging fees on AuM across segments . Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations . • Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments . Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99 . 5 % to 101 % of CDI . • “Total Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our business without measuring for the outcomes from funds above their respective benchmarks . We calculate Total Fee Related Revenues as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees . • “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation . • “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ management teams . • “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG . • “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables . • “Placement fee amortization and rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line . • “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments . • “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our liquid funds from our Equities and Global IP&S segments . • “Leasing expenses” include costs from the company’s sub - leasing activities . • “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit . Notes and Definitions (cont’d)

39 • “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds . • “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Equities, Global IP&S and Credit segments . • “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value . • “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees . • “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis . Notes and Definitions (cont’d)

40 Bogota 601 748 6090 Carrera 11 # 79 – 52 Of 801, Edificio 80 - ONCE Barrio El Nogal COLOMBIA Mexico City 52 55 5010 2150 Paseo de los Tamarindos N Σ 90, Torre 1, Piso 21, 05120 MEXICO Lima 51 1 611 5350 Av. Jorge Basadre Nro. 347 Piso 09, Of 902 San Isidro PERU Miami 786 755 4860 1441 Brickell Ave Suite 1430, FL 33131 UNITED STATES Recife 55 81 3204 6811 Av. República do Líbano, 251 Sala 301 - Torre A Pina - 51110 - 160 BRAZIL Montevideo 59 8 2626 2650 WTC Free Zone 2 Dr. Luis Bonavita 1294, Of 2033. CP 11300 59 8 2628 7042 WTC Torre 4, Dr. Luis Bonavita 1266, Of 601. CP 11300 URUGUAY New York 1 - 212 - 355 7630 590 Madison Avenue 33rd Floor , NY 10022 UNITED STATES Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 BRAZIL São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano 01452 - 000 BRAZIL Santiago 56 2 2364 4660 Av. Rosario Norte 555, Piso 14, Las Condes CHILE Buenos Aires 52 55 5010 2150 54 11 4878 8000 Carlos Pellegrini 1023, Piso 14 (C1009ABU) ARGENTINA Ribeirão Preto 55 16 2101 4641 Av. Presidente Vargas, 2.121 – Sala 106 Jardim América 14020 - 260 BRAZIL